                                                      --------------------------
                                                               OMB APPROVAL
                                                      --------------------------
                                                      OMB Number:      3235-0145
                                                      Expires:   August 31, 1999
                                                      Estimated average burden
                                                      hours per response...14.90
                                                      --------------------------

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 5 )*


                      COTTON VALLEY RESOURCES CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  221905-10-2
--------------------------------------------------------------------------------
                                (CUSIP Number)


   John M. Liviakis, 2420 "K" St., #220, Sacramento, CA 95816, (916) 448-6084
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  June 6, 1997
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1746 (2-98)

CUSIP No.   221905-10-2                                         Page  2  of  23


  1.      Names of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only).

          Liviakis Financial Communications, Inc.  68-0311399
          ---------------------------------------------------------------------

  2.      Check the Appropriate Box if a Member of a Group          (a)   [   ]
          (See Instructions)                                        (b)   [ X ]

          ---------------------------------------------------------------------

  3.      SEC Use Only

          ---------------------------------------------------------------------

  4.      Source of Funds (See Instructions)
          OO, WC, AF
          ---------------------------------------------------------------------

  5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  6.      Citizenship or Place of Organization

          California
          ---------------------------------------------------------------------

                       7.     Sole Voting Power
  Number of                    2,870,851
   Shares              --------------------------------------------------------
 Beneficially          8.     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            9.     Sole Dispositive Power
 Person With                   2,870,851
                       --------------------------------------------------------
                       10.    Shared Dispositive Power
                               0
                       --------------------------------------------------------

 11.      Aggregate Amount Beneficially Owned by Each Reporting Person

          2,870,851
          ---------------------------------------------------------------------

 12.      Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                        [X]


          ---------------------------------------------------------------------

 13.      Percent of Class Represented by Amount in Row (11)

          15.8%
          ---------------------------------------------------------------------

 14.      Type of Reporting Person (See Instructions)

          CO
          ---------------------------------------------------------------------

CUSIP No.   221905-10-2                                          Page  3  of  23


  1.      Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          John M. Liviakis
          ---------------------------------------------------------------------

  2.      Check the Appropriate Box if a Member of a Group         (a)   [   ]
          (See Instructions)                                       (b)   [ X ]

          ---------------------------------------------------------------------

  3.      SEC Use Only

          ---------------------------------------------------------------------

  4.      Source of Funds (See Instructions)
          PF, AF, OO
          ---------------------------------------------------------------------

  5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  6.      Citizenship or Place of Organization

          United States
          ---------------------------------------------------------------------

                       7.      Sole Voting Power
  Number of                    171,000
   Shares              --------------------------------------------------------
 Beneficially          8.      Shared Voting Power
  Owned by                     2,870,851
    Each               --------------------------------------------------------
  Reporting            9.      Sole Dispositive Power
 Person With                   171,000
                       --------------------------------------------------------
                       10.     Shared Dispositive Power
                               2,870,851
                       --------------------------------------------------------

 11.     Aggregate Amount Beneficially Owned by Each Reporting Person

          3,041,851
          ---------------------------------------------------------------------

 12.      Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                        [X]


          ---------------------------------------------------------------------

 13.      Percent of Class Represented by Amount in Row (11)

          16.7%
          ---------------------------------------------------------------------

 14.      Type of Reporting Person (See Instructions)

          IN
          ---------------------------------------------------------------------

CUSIP No.   221905-10-2                                       Page  4  of  23


  1.      Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Robert B. Prag
          ---------------------------------------------------------------------

  2.      Check the Appropriate Box if a Member of a Group          (a)   [   ]
          (See Instructions)                                        (b)   [ X ]

          ---------------------------------------------------------------------

  3.      SEC Use Only

          ---------------------------------------------------------------------

  4.      Source of Funds (See Instructions)
          PF, AF, OO
          ---------------------------------------------------------------------

  5. Check if the Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  6.     Citizenship or Place of Organization

          United States
          ---------------------------------------------------------------------

                       7.      Sole Voting Power
  Number of                    275,000
   Shares              --------------------------------------------------------
 Beneficially          8.      Shared Voting Power
  Owned by                     2,870,851
    Each               --------------------------------------------------------
  Reporting            9.      Sole Dispositive Power
 Person With                   275,000
                       --------------------------------------------------------
                       10.     Shared Dispositive Power
                               2,870,851
                       --------------------------------------------------------

 11.      Aggregate Amount Beneficially Owned by Each Reporting Person

          3,145,851
          ---------------------------------------------------------------------

 12.      Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                       [X]

          ---------------------------------------------------------------------

 13.      Percent of Class Represented by Amount in Row (11)

          17.1%
          ---------------------------------------------------------------------

 14.      Type of Reporting Person (See Instructions)

          IN
          ---------------------------------------------------------------------

CUSIP No.   221905-10-2                                          Page  5  of  23


  1.      Names of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only)

          Renee A. Liviakis
          ---------------------------------------------------------------------

  2.      Check the Appropriate Box if a Member of a Group          (a)   [   ]
          (See Instructions)                                        (b)   [ X ]

          ---------------------------------------------------------------------

  3.      SEC Use Only

          ---------------------------------------------------------------------

  4.      Source of Funds (See Instructions)
          AF, OO
          ---------------------------------------------------------------------

  5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  6.      Citizenship or Place of Organization

          United States
          ---------------------------------------------------------------------

                       7.      Sole Voting Power
  Number of                    0
   Shares              --------------------------------------------------------
 Beneficially          8.      Shared Voting Power
  Owned by                     2,870,851
    Each               --------------------------------------------------------
  Reporting            9.      Sole Dispositive Power
 Person With                   0
                       --------------------------------------------------------
                       10.     Shared Dispositive Power
                               2,870,851
                       --------------------------------------------------------

 11.      Aggregate Amount Beneficially Owned by Each Reporting Person

          2,870,851
          ---------------------------------------------------------------------

 12.      Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                        [X]

          ---------------------------------------------------------------------

 13.      Percent of Class Represented by Amount in Row (11)

          15.8%
          ---------------------------------------------------------------------

 14.      Type of Reporting Person (See Instructions)

          IN
          ---------------------------------------------------------------------

1.      SECURITY AND ISSUER.

        The title of the class of equity securities to which this amended statement relates is common stock (the "Common Stock") issued by Cotton Valley Resources Corporation, an Yukon, Canada corporation (the "Corporation"). The principal offices of the Corporation are located at 6510 Abrams Road, Suite 300, Dallas, Texas 75231.

2.      IDENTITY AND BACKGROUND.

        This amended statement is filed by Liviakis Financial Communications, Inc., a California corporation ("LFC"), John M. Liviakis ("JML"), Robert B. Prag ("RBP"), and Renee A. Liviakis ("RAL"). LFC's principal business is as a consultant in the areas of investor communications, financial and investor public relations and corporate finance. LFC's principal business and principal office address is 2420 "K" Street, Suite 220, Sacramento, California 95816.

        LFC's President is JML, its Senior Vice President is RBP, and its Treasurer, Chief Financial Officer and Secretary is RAL. JML, RBP and RAL are the only executive officers of LFC. The activities associated with these positions constitute the principal occupation and employment of JML, RBP and RAL, respectively. JML, RBP and RAL are LFC's only directors, and JML and RAL are its sole stockholders. JML, RBP and RAL are citizens of the United States, and their business address is LFC's principal business address listed above.

        During the last five years, none of LFC, JML, RBP and RAL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Pursuant to a Consulting Agreement (the "Consulting Agreement") effective as of November 7, 1996 by and between the Corporation and Liviakis Financial Communications, Inc. ("LFC"), the Corporation agreed to issue to LFC an aggregate of 1,490,000 shares of the Corporation's Common Stock ("Common Stock"), all of which were issued to LFC between February 7, 1997 and October 21, 1997.

        The Consulting Agreement also (i) granted LFC the right, which LFC has exercised in its entirety, to purchase 375,000 units ("Units"), each consisting of one share of Common Stock and one stock purchase warrant (a "Unit Warrant"), entitling the holder thereof to acquire one share of Common Stock at an exercise price of One Dollar and Ten Cents Canadian (CDN$1.10) during the period commencing on January 2, 1998 and terminating on November 7, 2001, and (ii) granted Robert B. Prag ("RBP") the right, which RBP has exercised in its entirety, to purchase 125,000 Units.

        Pursuant to the Consulting Agreement, LFC performed certain investor communications, financial and investor public relations, corporate finance and related services for the Corporation from November 7, 1996 through January 2, 1998. Pursuant to a December 3, 1997 letter from the Corporation to LFC (the "Extension Letter"), the consulting arrangement between the Corporation and LFC was extended through March 31, 1998. Copies of the Consulting Agreement, the form of certificate representing the Unit Warrants, and the Extension Letter are Exhibits "1", "2" and "6", respectively, to this Schedule 13D, as amended.

        LFC has purchased 334,500 shares of Common Stock in open market transactions from January through July, 1997. JML has purchased 171,000 shares of Common Stock in open market transactions from June through August, 1997.

        On June 30, 1997, LFC advanced to the Corporation $579,000 pursuant to a 9% Convertible Secured Promissory Note (the "Note") dated June 24, 1997. Amounts outstanding under the Note were originally due on October 24, 1997, which maturity date the Corporation extended pursuant to the terms of the Note to November 24, 1997. The outstanding principal amount of the Note together with accrued but unpaid interest were convertible by LFC into shares of Common Stock at a conversion price of $1.6667 per share. On or about December 3, 1997, the Corporation repaid $479,000 of the principal amount of the Note and paid all interest accrued on the Note, and LFC converted $100,000 principal amount of the
Note into 60,000 shares of Common Stock. A copy of the Note is Exhibit "4" to
Schedule 13D, as amended.

        In connection with the loan represented by the Note, the Corporation issued to LFC warrants (the "Loan Warrants") expiring April 30, 2002 to purchase 161,351 shares of Common Stock at an exercise price of $2.08 per share. A copy of the certificate representing the form of Loan Warrants is Exhibit "5" to the
Schedule 13D, as amended.

        Pursuant to the Extension Letter, the Corporation on February 28, 1998 issued 75,000 and 25,000 Common Share Purchase Warrants (the "Acquisition Warrants") to LFC and RBP, respectively, as consideration for acquisition advice rendered by and through LFC. Previously, the Corporation and LFC had orally amended the Extension Letter to provide that 75% of any Acquisition Warrants issued pursuant to the Extension Letter would be issued to LFC and 25% of such Acquisition Warrants would be issued to RBP. The Acquisition Warrants expire December 31, 2000 and entitle the holder to purchase shares of the Corporation's Common Stock at an exercise price of $3.50 per share. A copy of the certificate representing the form of Acquisition Warrants is Exhibit "7" to the Schedule 13D, as amended.

        This Amended Schedule 13D is being filed to report: 2,259,500 shares of Common Stock owned by LFC, 375,000 shares of Common Stock which LFC has the right to acquire within the next sixty days through exercise of the Unit Warrants, 161,351 shares of Common Stock which LFC has the right to acquire within the next sixty days through exercise of the Loan Warrants, 75,000 shares of Common Stock which LFC has the right to acquire within the next sixty days through exercise of the Acquisition Warrants, 171,000 shares of Common Stock owned by JML, 125,000 shares of Common Stock owned by RBP, 125,000 shares of Common Stock which RBP has the right to acquire within the next sixty days through the exercise of the Unit Warrants, and 25,000 shares of Common Stock which RBP has the right to acquire within the next sixty days through exercise of the Acquisition Warrants.

        Of the 2,259,500 shares of Common Stock owned by LFC, 1,490,000 were received in consideration of services rendered, and 60,000 were received upon conversion of $100,000 principal amount of the Note. LFC acquired 375,000 shares of Common Stock through the purchase of 375,000 Units at a cost of $281,250. LFC also acquired an aggregate of 334,500 shares of Common Stock through open market purchases in the over-the-counter market for aggregate consideration of $680,131, or an average of $2.03 per share. The source of funds LFC used in purchasing Units and making open market purchases of 135,000 shares of Common Stock for aggregate consideration of $253,275 was advances by John M. Liviakis to LFC on an open account basis, payable on demand. The source of funds for the balance of the open market purchases, as well as the loan to the Corporation represented by the Note, was LFC's working capital, including working capital acquired through margin loans provided by Everen Securities, Inc. LFC received the Loan Warrants in consideration of making the loan represented by the Note. LFC received the Acquisition Warrants in consideration of services rendered to the Corporation. In the event LFC acquires additional shares of Common Stock through the exercise of Unit Warrants, Loan Warrants or Acquisition Warrants, in open market purchases or otherwise, it would anticipate utilizing its working capital as its source of funds.

         JML acquired an aggregate of 171,000 shares of Common Stock through open market purchases in the over-the-counter market for aggregate consideration of $245,780, or an average of $1.44 per share. The source of funds used by JML in making open market purchases of the 171,000 shares of Common Stock was JML's personal funds. In the event JML acquires additional shares of Common Stock in open market purchases or otherwise, he would anticipate utilizing his personal funds as his source of funds.

        The 125,000 shares of Common Stock owned by RBP were acquired through the purchase of 125,000 Units at a cost of $93,750. The source of funds RBP used in purchasing Units was RBP's personal funds. RBP received 25,000 Acquisition Warrants in consideration of services rendered by and through his employer, LFC. In the event RBP acquires additional shares of Common Stock through the exercise of Unit Warrants or Acquisition Warrants or otherwise, he would anticipate utilizing personal funds as his source of funds.

5.      INTEREST IN SECURITIES OF THE ISSUER.

        LFC has the sole power to direct the vote or disposition of the 2,259,500 shares of Common Stock owned by LFC and expects to have the sole power to direct the vote or disposition of such of the 611,351 shares of Common Stock which LFC has the right to acquire within the next sixty days through the exercise of Unit Warrants, Loan Warrants and Acquisition Warrants as LFC in fact acquires. Such power is exercised through LFC's directors and officers.

        JML has the sole power to direct the vote or disposition of the 171,000 shares of Common Stock owned by JML.

        RBP has the sole power to direct the vote or disposition of the 125,000 shares of Common Stock owned by RBP and expects to have the sole power to direct the vote or disposition of such of the 150,000 shares of Common Stock which RBP has the right to acquire within the next sixty days through the exercise of Unit Warrants and Acquisition Warrants as RBP in fact acquires.

        The 2,870,851 shares of Common Stock that LFC owns or has the right to acquire within sixty days of the date hereof, and as to which LFC has or would have the sole power to direct the vote or disposition, represent approximately 15.8% of that class of securities. The 171,000 shares of Common Stock that JML owns, and as to which JML has the sole power to direct the vote or disposition, represent approximately 1.0% of that class of securities. The 275,000 shares of Common Stock that RBP owns or has the right to acquire within sixty days of the date hereof, and as to which RBP has or would have the sole power to direct the vote or disposition, represent approximately 1.5% of that class of securities. The 3,316,351 shares of Common Stock which LFC, JML and RBP in the aggregate own or have the right to acquire within sixty days of the date hereof, and as to which LFC, JML or RBP has or would have the sole power to direct the vote or disposition, represent approximately 18.1% of that class of securities. In each case, the calculation of the percentage of the class of Common Stock is based on the 17,608,278 shares of Common Stock which the Corporation reported in its Amended Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 1998 as being outstanding as of September 30, 1998.

        LFC disclaims any beneficial interest in any shares of Common Stock owned by JML or RBP or which RBP has the right to acquire. JML and RAL disclaim any beneficial interest in any shares of Common Stock owned by RBP or which RBP has the right to acquire. RBP disclaims any beneficial interest in any shares of Common Stock owned by LFC or JML or which LFC has the right to acquire, except for such beneficial interest in shares owned by LFC or which LFC has the right to acquire as may be associated with RBP's service as an officer and director of LFC.

        During the past sixty days, LFC, JML, RBP and RAL have not engaged in any transactions in Common Stock.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Corporation has issued shares of Common Stock to LFC in consideration for consulting services performed by LFC pursuant to the Consulting Agreement and has issued Acquisition Warrants to LFC and RBP in consideration for services performed by or through LFC pursuant to the Extension Letter. The Corporation has also sold Units to LFC and RBP pursuant to the Consulting Agreement. In the Consulting Agreement and in the certificates representing the Unit Warrants and the Loan Warrants, the Corporation grants to LFC and RBP certain rights to have shares of Common Stock registered under the Securities Act of 1933, as amended.

        Except for the Consulting Agreement, the Loan Warrants, the Unit Warrants and the Acquisition Warrants, there are no contracts, arrangements, understandings or relationships between any of the persons named in Item 2 of the Amended Schedule 13D and any other person with respect to any securities of the Corporation.

7.      MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1 - Consulting Agreement, dated effective as of November 7, 1996, by and between the Corporation and LFC.

        Exhibit 2 - Form of Warrant certificate, representing the Unit Warrants.

        Exhibit 3 - Joint Filing Agreement of LFC and RBP pursuant to Rule 13d-1(f).

        Exhibit 4 - Convertible Secured Promissory Note dated June 24, 1997 issued by the Corporation to LFC.

        Exhibit 5 - Certificate for Common Stock Purchase Warrants dated as of June 24, 1997 issued by the Corporation to LFC, representing the Loan Warrants.

        Exhibit 6 - Letter dated December 3, 1997 from the Corporation to LFC.

        Exhibit 7 - Form of Certificate for Common Share Purchase Warrant representing the Acquisition Warrants.

        Exhibit 8 - Joint Filing Agreement among LFC, JML, RBP and RAL pursuant to Rule 13d-1(f).


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 18, 1998

                              LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                              By:  /s/ John M. Liviakis
                                   -------------------------------------
                                   John M. Liviakis, President


                                   /s/ John M. Liviakis
                              ------------------------------------------
                                   John M. Liviakis


                                   /s/ Robert B. Prag
                              ------------------------------------------
                                   Robert B. Prag


                                   /s/ Renee A. Liviakis
                              ------------------------------------------
                                   Renee A. Liviakis

                                   EXHIBIT "6"


December 3, 1997


Mr. John Liviakis
Liviakis Financial Communications, Inc.
2420 K Street, Suite 220
Sacramento, CA 95816

Dear John:

This confirms our understanding reached today that:

        1. Liviakis Financial Communications, Inc. ("LFC") will continue to provide investor relations and financial consulting services to Cotton Valley through March 31, 1998 for a fee of $5,000 per month plus approved expenses, plus the 2.5% fee for introduction of financing sources. A definitive contract, substantially in the form of the proposed LFC extension agreement, (as modified by this letter agreement) will be executed later today by the parties.

        2. LFC will also receive an acquisition advice bonus in the amount of 100,000 warrants exercisable at US$3.50 per share until December 31, 2000, which will be issued in connection with all completed Cotton Valley acquisitions between now and the completion of the LFC contract. (This form of compensation will allow us flexibility in the income statement treatment of the value of the warrants.)

        3. The contract will provide for an extension through the end of 1998 with the written acknowledgment of both parties and the agreement of additional warrant and/or stock compensation. (This extension option will allow you to talk about a one year arrangement, if you so desire.)

        4. LFC will convert $100,000 of its outstanding note to common shares. Cotton Valley will immediately wire transfer the outstanding balance of principal and accrued interest.

        5. Cotton Valley will retain Jeff Salzwedell as its retail brokerage community investor relations advisor for the calendar year 1998 (with 30-day notice provisions) for a fee of $3,000 per month to cover incidental out-of-pocket expenses, including telephone. Salzwedell will also receive an acquisitions advice bonus, vesting monthly, in the amount of 200,000 warrants exercisable at US$3.50 per share until December 31, 2000, which will be issued in connection with all completed Cotton Valley acquisitions during 1998.

        6. The press release announcing the structure of our investor communications team for next year will include information about how well LFC as done for us, its role in making a smooth transition and the allocation of responsibilities for the future between Salzwedell and Johnson.

If the foregoing correctly sets forth our agreement, please sign in the space provided below and ask your attorneys to revise the extension agreement.

Sincerely yours,

COTTON VALLEY RESOURCES CORPORATION

 /s/ Eugene A. Soltero
-------------------------------
Eugene A. Soltero
Chairman

ACCEPTED AND AGREED

LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

BY: /s/ John M. Liviakis
    ---------------------------
        Name:
        Title:  President
        Date:

                                   EXHIBIT "7"

                                                   Warrant Certificate No. M-___

            THIS SHARE PURCHASE WARRANT WILL BE VOID AND OF NO VALUE
                   UNLESS EXERCISED BEFORE 4:30 P.M. (C.S.T.)
                              ON DECEMBER 31, 2000

                       COTTON VALLEY RESOURCES CORPORATION
                               (The "Corporation")

                          COMMON SHARE PURCHASE WARRANT

THIS IS TO CERTIFY THAT, for value received, _____________________________ (the "Holder") has the right, upon and subject to the terms and conditions hereinafter set forth, to subscribe for __________________ (_______) common shares in the capital of the Corporation (as constituted at the date hereof) at or any time prior to 4:30 p.m. (Central Standard Time) on December 31, 2000 (the "Expiration Date"), at and for a subscription price of US$3.50 per common share (the "Exercise Price").

The right to purchase common shares in the capital of the Corporation may be exercised prior to the Expiration Date by:


        a. surrendering this share purchase warrant to the Corporation at its registered office in Dallas, Texas; and

        b. paying the appropriate subscription price for the common shares of the Corporation subscribed for either by cash or certified cheque payable in U.S. dollars;

        c.      to or to the order of the Corporation.

Upon surrender and payment, the Corporation will issue to the person or persons named in the subscription form the number of common shares subscribed for and such persons will be shareholders of the Corporation in respect of such common shares as at the date of surrender and payment. As soon as practicable after surrender and payment the Corporation will mail or deliver to such persons at the address or addresses specified in the subscription form a certificate or certificates evidencing the common shares subscribed for. If the Holder subscribes for a lesser number of common shares than the number of common shares referred to in this share purchase warrant, the Holder shall be entitled to receive a further share purchase warrant in respect of common shares referred to in this share purchase warrant but not subscribed for. If the Holder transfers all or part of this share purchase warrant, the Holder and the transferee, as applicable, shall be entitled to a share purchase warrant of like terms to this share purchase warrant with appropriate changes.

For the purpose of this Warrant, the term "Common Shares" means common shares without nominal or par value in the capital of the Corporation as constituted on the date hereof; provided that in the event of a change, subdivision, redivision, reduction, combination or consolidation thereof or any other adjustment, or successive such changes, subdivisions, redivisions, reductions, combinations, consolidations or other adjustments, then subject to the adjustments, if any, having been made in accordance with the provisions of this Warrant Certificate, "Common Shares" shall thereafter mean the shares, other securities or other property resulting from such change, subdivision, redivision, reduction, combination or consolidation or other adjustment.

This share purchase warrant may be combined with other warrants issued to the Holder or divided into other share purchase warrants issued to the Holder provided that no fraction of a share purchase warrant shall be issued by the Corporation.

Nothing contained herein shall confer on the Holder or any other person any right to subscribe for or purchase common shares in the capital of the Corporation at any time subsequent to 4:30 o'clock in the afternoon, Central Standard Time, on the Expiration Date and from and after such time, this share purchase warrant and all rights hereunder shall be void and of no value.

This share purchase warrant shall not entitle the Holder to any rights whatsoever as a shareholder of the Corporation.

In the event of any subdivision or change or subdivisions or changes of the common shares of the Corporation at any time while this share purchase warrant is outstanding into a greater number of common shares, the Corporation shall thereafter deliver, and the Holder shall accept, at the time of purchase of common shares under this share purchase warrant, in lieu of the number of common shares in respect of which the right to purchase is then being exercised, such greater number of common shares of the Corporation as would result from said subdivision or change or subdivisions or changes had the right of purchase been exercised before such subdivision or change or subdivisions or changes without the Holder making any additional payment or giving any other consideration therefor.

In the event of any consolidation or consolidations of the common shares of the Corporation at any time while this share purchase warrant is outstanding into a lesser number of common shares, the Corporation shall thereafter deliver, and the Holder shall accept, at the time of purchase of common shares under this share purchase warrant, in lieu of the number of common shares in respect of which the right to purchase is then being exercised, such lesser number of common shares of the Corporation as would result from such consolidation or consolidations had the right of purchase been exercised before such consolidation or consolidations.

In the event of (a) any reclassification or reclassification of the common shares of the Corporation, (b) the consolidation, amalgamation or merger of the Corporation with or into another person, or (c) the transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety at any time while this share purchase warrant is outstanding, the Corporation shall thereafter deliver, and the Holder shall accept, at the time of purchase of common shares under this share purchase warrant the number of shares of the Corporation of the appropriate class or classes resulting from said reclassification or reclassification, consolidation, amalgamation or merger or transfer, as the subscriber would have been entitled to receive in respect of the number of common shares in respect of which the right of purchase is then being exercised had the right of purchase been exercised before such reclassification or reclassification, consolidation, amalgamation or merger or transfer.

If the Corporation, at any time while this share purchase warrant is outstanding, shall distribute any class of shares or rights, options, warrants or convertible or exchangeable securities (other than those referred to above) or evidence of indebtedness or property to holders of shares in the capital of the Corporation, the number of shares to be issued by the Corporation under this share purchase warrant shall, at the time of purchase, be appropriately adjusted and: (a) in the case of a distribution of any class of shares, evidences of indebtedness or property, the Holder shall receive in addition to the number of shares in respect of which the right to purchase is then being exercised, the aggregate number of shares, evidences of indebtedness or property that the Holder would have been entitled to receive as a result of such event if, on the record date thereof, the Holder has been the registered holder of the number of shares to which the Holder was theretofore entitled upon exercise of the rights of the Holder hereunder; and (b) In the case of a distribution of rights, options, warrants or convertible or exchangeable securities (a "Rights Offering"), the Exercise Price shall be adjusted effective immediately after the record date on which holders of common shares are determined for the purposes of the Rights Offering to a price determined by multiplying the Exercise Price in effect on such record date by a fraction:

1.      the numerator of which shall be the aggregate of:

        a. the number of common shares outstanding on the record date for the Rights Offering, and

        b. the number determined by dividing (I) the product obtained by multiplying either (1) the number of common shares issuable upon exercise of the rights, options or warrants under the Rights Offering, by the price at which each one of such common shares is offered or (2) the maximum number of common shares for or into which the securities offered pursuant to the Rights Offering may be exchanged or converted by the exchange or conversion price of each of such securities so offered, as the case may be, by (II) the price per share equal to the average market price of the common shares as determined by the directors of the Corporation in their discretion, as of the record date for the Rights Offering; and

        c. the denominator of which shall be the aggregate of the number of common shares outstanding on the record date for the Rights Offering (A) and the number of common shares offered pursuant to the Rights Offering or (B) the maximum number of common shares for or into which the convertible or exchangeable securities offered pursuant to the Rights Offering may be converted or exchanged, as the case may be, in both cases after giving effect to the Rights Offering.

To the extent that such rights, options or warrants are not exercised prior to the expiry date thereof, the Exercise Price shall be readjusted effective immediately after such expiry date to the Exercise Price which would then have been in effect based upon the number of common shares, or the maximum number of common shares which may be issued upon the exercise or conversion of the securities exchangeable for or convertible into common shares, as the case may be, actually delivered on the exercise of such rights, options or warrants.

If the Corporation, at any time while this share purchase warrant is outstanding, shall pay any stock dividend or stock dividends upon shares of the Corporation of the class or classes in respect of which the right to purchase is then given under this share purchase warrant, then the Corporation shall thereafter deliver at the time of purchase of shares of the Corporation under this share purchase warrant, in addition to the number of shares in respect of which the right of purchase is then being exercised, the additional number of shares of the appropriate class or classes as would have been payable on the shares of the Corporation so purchased if the shares so purchased had been outstanding on the record date for the payment of the said stock dividend or stock dividends.

In case the Corporation shall take any action affecting the common shares of the Corporation not previously described herein, either or both the Exercise Price and the number of common shares purchasable upon exercise of this share purchase warrant shall be adjusted in such manner, if any, and at such time, by the directors of the Corporation, as may be equitable in the circumstances.

On the happening of each and every such event the applicable[sic] provisions of this share purchase warrant shall, ipso facto, be deemed to be amended accordingly and the Corporation shall take all necessary action so as to comply with such provisions as so amended.

The Corporation covenants and agrees that it is duly authorized to create and issue this share purchase warrant and the common shares to be issued hereunder and that this share purchase warrant when signed by the Corporation as herein provided will be a valid and enforceable obligation of the Corporation in accordance with the provisions hereof and that, subject to the provisions hereof, it will cause the common shares from time to time subscribed for and purchased in the manner herein provided, and the certificates evidencing such common shares, to be duly issued, and that at all times up to and including the Expiration Date, while this share purchase warrant shall be outstanding it shall reserve and there shall remain unissued out of its authorized capital a sufficient number of common shares to satisfy the right of purchase herein provided for should the Holder of this share purchase warrant determine to exercise such right in respect of all the common shares for the time being called for by this share purchase warrant. All common shares which shall be issued upon the exercise of the right of purchase herein provided for, upon payment therefor of the amount at which such common shares may at that time be purchased pursuant to the provisions hereof, shall be issued as fully paid and non-assessable common shares and the holders thereof shall not be liable to the Corporation or its creditors in respect thereof.

The adjustments in the number of shares issuable pursuant to the rights attaching to this share purchase warrant provided for above are to be cumulative, and all such adjustments as are appropriate shall be made. If and whenever any action is taken which requires an adjustment in the number of shares issuable upon the exercise of the right to purchase attaching to this share purchase warrant, the Corporation shall forthwith deliver to the Holder a certificate of the Corporation setting forth the details of the action taken and that adjusted number of shares issuable upon the exercise of this share purchase warrant and the details of the calculation of such adjustment. In the event of any dispute arising with respect to the number of shares issuable as the result of any such events, such dispute shall be conclusively determined by a firm of chartered accountants carrying on business in the City of Dallas, nominated by the Corporation, who may be the auditors of the Corporation; such accountants shall have access, at the office of the Corporation, to all necessary records and the determination of such chartered accountants shall be binding upon the Corporation and the Holder.

At least twenty-one (21) days prior to the effective date or record date, as the case may be, of any event which requires or might require an adjustment in the subscription rights hereunder, the Corporation shall give notice by mail, delivery or telecopier to the Holder of the particulars of such event to the extent then known including, if determinable, the required adjustment.

Time shall be of the essence.

This share purchase warrant shall be governed by and construed in accordance with the laws of the Yukon Territory and the federal laws of Canada applicable therein.

If any Warrant Certificate becomes stolen, lost, mutilated or destroyed, the Corporation shall, on such terms as it may in its discretion acting reasonable impose, issue and sign a new Warrant Certificate of like denomination, tenor and date as the Warrant Certificate so stolen, lost, mutilated or destroyed for delivery to the Holder.

The Corporation may deem and treat the registered holder of any Warrant Certificate as the absolute owner of the Warrants represented thereby for all purposes, and the Corporation shall not be affected by any notice of knowledge to the contrary except where the Corporation is required to take notice by statute or by order of a court of competent jurisdiction. A Holder shall be entitled to the rights evidenced by such Warrant free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all persons may act accordingly and the receipt by any such Holder of the Common Shares purchasable pursuant to such Warrant shall be a good discharge to the Corporation for the same and the Corporation shall not be bound to inquire into the title of any such Holder except where the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

This share purchase warrant shall not be valid for any purpose whatsoever until it has been signed by the Corporation.

IN WITNESS WHEREOF the Corporation has caused this warrant to be executed under its corporate seal by its proper officers duly authorized on that behalf.

DATED as of the 28th day of February 1998.

                                   COTTON VALLEY RESOURCES CORPORATION

                                   By:
                                        ---------------------------------
                                        Eugene A. Soltero
                                        Chief Executive Officer

                                SUBSCRIPTION FORM


TO:            COTTON VALLEY RESOURCES CORPORATION (the "Corporation")


The undersigned holder of the within share purchase warrant hereby subscribes for common shares in the capital of the Corporation referred to in the within share purchase warrant according to the conditions hereof and herewith makes payment of the purchase price for the said number of common shares.

The undersigned hereby directs that the common shares hereby subscribed for be issued and delivered as follows:

Name in Full                  Address in Full              Number of Shares
--------------------------------------------------------------------------------






(Please state full names in which share certificates are to be issued, stating whether Mr., Ms. or Miss. If any of the shares are to be issued to a person or persons other than the Holder, the Holder must pay to the Corporation all exigible[sic] transfer taxes and/or fees.)


DATED this _____ day of _________, _____.



                                                --------------------------------
                                                [SIGNATURE OF SUBSCRIBER]

                                  TRANSFER FORM


For value received, the Warrants evidenced hereby are transferred to:


Name of Transferee:
                                           -------------------------------------
                                           Please print

Address of Transferee:
                                           -------------------------------------


                                           -------------------------------------


TO SUBSCRIBE, THE TRANSFEREE MUST FILL IN THE ABOVE PARTICULARS


Signature of Certificate Holder:
                                           -------------------------------------

Signature Guaranteed by:
                                           -------------------------------------

                          INSTRUCTIONS FOR SUBSCRIPTION


The above form of subscription is to be signed by the subscriber. The signature to the subscription as signed by the registered holder must correspond in every particular with the name written upon the face of this share purchase warrant. If more than one subscribe jointly, all must sign. State whether Mr., Mrs., Ms. or Miss or other applicable description.

Any signature may be by an agent or attorney if the authority of the agent or attorney to sign is proven to the satisfaction of the Corporation.

This form of subscription must be signed and accompanied by payment in United States funds at the subscription price specified in the within share purchase warrant in cash or by certified cheque, bank draft or money order payable to the Corporation in Dallas, Texas, before 4:30 p.m. in the afternoon, Central Standard Time, on December 31, 2000, at which time the rights to subscribe will expire.

No fraction of warrants may be brought or sold. Certificates for common shares subscribed for will be delivered as soon as practicable after subscription.

Upon surrender and payment, the Corporation will issue to the person or persons named in the subscription form the number of common shares subscribed for an such persons will be shareholders of the Corporation in respect of the common shares as at the date of surrender and payment. As soon as practicable after surrender and payment, the Corporation will mail or deliver to such persons at the address or addresses specified in the subscription form a certificate or certificates evidencing the common shares subscribed for. If the holder subscribes for a lesser number of common shares than the number of common shares referred to in this share purchase warrant, the holder shall be entitled to receive a further share purchase warrant in respect of common shares referred to in this share purchase warrant, but not subscribed for.

                                   EXHIBIT "8"
                             JOINT FILING AGREEMENT

        Liviakis Financial Communications, Inc., John M. Liviakis, Robert B. Prag and Renee A. Liviakis (collectively the "Parties" and individually a "Party") hereby agree that they shall file a single statement on Schedule 13D (as amended from time to time, the "Statement") with respect to their beneficial ownership of shares of the Common Stock, without par value (the "Securities"), of Cotton Valley Resources Corporation, a Yukon, Canada corporation, on behalf of and in satisfaction of the obligations of all of the Parties and that they shall amend the Statement from time to time as required by rules promulgated under the Securities Exchange Act of 1934, as amended.

        Each of the Parties represents and warrants that such Party is eligible to use Schedule 13D with respect to information regarding the Securities and agrees to assume responsibility for the timely filing of the Statement and any amendments thereto. Each of the Parties hereby assumes responsibility for the completeness and accuracy of the information concerning such Party contained in the Statement. No Party shall be responsible for the completeness and accuracy of the information contained in the Statement concerning the other Parties, unless such Party knows or has reason to believe that such information is incomplete or inaccurate. The execution of the Statement, including any amendment thereto, by one of the Parties shall constitute a representation by such Party that the information concerning such Party contained therein is complete and accurate and that such Party neither knows nor has any reason to believe that the information concerning the other Parties contained therein is either incomplete or inaccurate. This Joint Filing Agreement may be executed in two or more counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

        In Witness Whereof, the Parties have executed this Joint Filing Agreement this 18th day of December, 1998.

                                   LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

                                   By:   /s/ John M. Liviakis
                                       ----------------------------------------
                                          John M. Liviakis, President

                                            /s/ John M. Liviakis
                                   --------------------------------------------
                                               John M. Liviakis

                                            /s/ Robert B. Prag
                                   --------------------------------------------
                                               Robert B. Prag

                                            /s/ Renee A. Liviakis
                                   --------------------------------------------
                                                Renee A. Liviakis